UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 23, 2010

PROVIDENCE RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Texas	000-30377	06-1538201
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5300 Bee Caves Road, Bldg. 1, Suite 240, Austin, Texas 78746
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (512) 970-2888

n/a
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

Lease Extension

On March 30, 2006, PRE Exploration, LLC ("PRE"), a wholly owned subsidiary of Providence Resources, Inc. ("Company"), acquired 9,989.2 acres of oil and gas leases in Val Verde County, Texas pursuant to an agreement with Global Mineral Solutions, LP ("Global"). Effective December 12, 2008, the terms of the leases were extended pursuant to an Agreement re Oil and Gas Lease with I.W. Carson LLC ("Carson"), the owner of the acreage. On December 22, 2008 PRE acquired from Global an additional 3,352.1 acres of oil and gas leases underlying acreage owned by Carson to hold an aggregate of 13,341.3 acres ("Leases"). On February 29, 2010, PRE entered into an Extension and Amendment Re Oil and Gas Leases with Carson to extend the primary term of the Leases until February 29, 2013 in exchange for $510,000 and an additional $834,130 due on or before June 20, 2010. The extension obligates PRE to drill two additional wells on the Leases. PRE can secure the Leases past February 29, 2013 with continuous development of the acreage.

Assignment

On August 8, 2008, PRE entered into a Prospect Participation and Joint Operating Agreement with Elm Ridge Exploration Company, LLC ("Elm Ridge") pursuant to which Elm Ridge acquired a 50% working interest in the Leases in exchange for $7,212,800 and a $2,000,000 carried interest in the drilling of two exploratory wells. Effective March 1, 2010, PRE and Elm Ridge executed an Assignment, Bill of Sale and Conveyance that assigns all of Elm Ridge's right, title and interest in the Leases to PRE, including the leases, wells, rights, and intellectual property, subject to existing royalties, and in accordance with existing agreements with Global.

Item 3.02   Unregistered Sales of Equity Securities

Convertible Notes

On February 23, 2007, the Company entered into a Loan Agreement, as amended by an Amendment to Loan Agreement dated February 29, 2008, with Global Convertible Megatrend Ltd. ("Global") in the original principal amount of $500,000. Effective February 23, 2010, Global agreed to release and discharge the amount due thereto including accrued interest in exchange for a Convertible Promissory Note in the amount of six hundred and sixty five thousand three hundred and thirty four dollars ($665,334), that bears an interest rate of 8% per annum, is due within five years, is non-dilutable, with the option to convert all or part of the principal and accrued interest into shares of the Company's common stock at four cents ($0.04) per share at any time prior to maturity. The Convertible Promissory Note was issued in reliance on the exemptions provided by Regulation S of the Securities Act of 1933, as amended ("Securities Act"). No commission was paid in connection with the issuance of the Convertible Promissory Note.

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S.

The Company complied with the exemption requirements of Regulation S by having directed no offering efforts in the United States, by offering the convertible note to one entity that was outside the United States at the time of the offering, and ensuring that the entity for whom the convertible note was issued was a non-U.S. entity with an address in a foreign country.

On February 24, 2010, the Company issued a Convertible Promissory Note to Global for five hundred and ten thousand dollars ($510,000), that bears an interest rate of 8% per annum, is due within five years, grants a carried interest in the Carson 10-1 and Carson 12-1 wells, is non-dilutable, with the option to convert all or part of the principal and accrued interest into shares of the Company's common stock at four cents ($0.04) per share at any time prior to maturity. The carried interest entitles Global to a five and one tenths percent (5.1%) net revenue interest of the Company's interest in the Carson 10-1 and Carson 12-1 wells. The Convertible Promissory Note was issued in reliance on the exemptions provided by Regulation S of the Securities Act. No commission was paid in connection with the Convertible Promissory Note.

The Company complied with the exemption requirements of Regulation S by having directed no offering efforts in the United States, by offering the convertible note to one entity who was outside the United States at the time of the offering, and ensuring that the entity for whom the note was executed was a non-U.S. entity with an address in a foreign country.

On March 4, 2008, the Company entered into a Secured Convertible Promissory Note with Global in the original principal amount of $423,188. Effective March 4, 2010, Global agreed to release and discharge the amount due thereto including accrued interest in exchange for a Convertible Promissory Note in the amount of five hundred and thirty thousand eight hundred and forty seven dollars ($530,847), that bears an interest rate of 8% per annum, is due within five years, is non-dilutable, with the option to convert all or part of the principal and accrued interest into shares of common stock of the Company at four cents ($0.04) per share at any time prior to maturity. The Convertible Promissory Note was issued in reliance on the exemptions provided by Regulation S of the Securities Act. No commission was paid in connection with the Convertible Promissory Note.

The Company complied with the exemption requirements of Regulation S by having directed no offering efforts in the United States, by offering the convertible note to one entity who was outside the United States at the time of the offering, and ensuring that the entity for whom the convertible note was issued was a non-U.S. entity with an address in a foreign country.

On March 4, 2008, the Company entered into a Secured Convertible Promissory Notes with FAGEB AG ("FAGEB") in the principal amount of $496,174. Effective March 4, 2010, FAGEB agreed to release and discharge the amount due thereto including accrued interest in exchange for a Convertible Promissory Note in the amount of six hundred and twenty two thousand four hundred and one dollars ($622,401), that bears an interest rate of 8% per annum, is due within five years, is non-dilutable, with the option to convert all or part of the principal and accrued interest into shares of common stock of the Company at four cents ($0.04) per share at any time prior to maturity. The Convertible Promissory Note was issued in reliance on the exemptions provided by Regulation S of the Securities Act. No commission was paid in connection with the Convertible Promissory Note.

The Company complied with the exemption requirements of Regulation S by having directed no offering efforts in the United States, by offering the convertible note to one entity who was outside the United States at the time of the offering, and ensuring that the entity for whom the convertible note was executed was a non-U.S. entity with an address in a foreign country.

ITEM 9.01   Financial Statements and Exhibits

(c)   The following exhibits are filed herewith:

Exhibit No.	Description
10 (i)	Extension and Amendment Re Oil and Gas Leases with I.W. Carson LLC, dated February 29, 2010.
10 (ii)	Assignment, Bill of Sale and Conveyance with Elm Ridge dated March 1, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Providence Resources   *Date*

By: /s/ Gilbert Burciaga   March 18, 2010
Name: Gilbert Burciaga
Title: Chief Executive Officer, Chief Financial Officer, and Director

Exhibit 10(i)

EXTENSION AND AMENDMENT RE OIL AND GAS LEASES

Reference is made to the following:

1.   Oil and Gas Lease dated March 24, 2005, a memorandum of which is recorded in Volume 960, Page 696, Official Public Records of Val Verde County, Texas, as amended by Agreement RE Oil and Gas Lease dated effective as of December 12, 2008, a memorandum of which is recorded in Volume 960, Page 696, Official Public Records of Val Verde County, Texas ("**Lease 1**"), by and between Carson Ranches Limited Partnership, as Lessor, and Global Mineral Solutions, L.P., as Lessee, covering those certain 9,989.20 acres of land in Val Verde County, Texas, more particularly described on attached Exhibit A.

2.   Oil and Gas Lease dated effective as of August 29, 2008, and Supplemental Agreement of even date, a memorandum of which is recorded in Volume ___, Page ___, Official Public Records of Val Verde County, Texas, as amended by Amendment of Oil and Gas Lease dated effective as of October 31, 2008, recorded in Volume ___, Page ___, Official Public Records of Val Verde County, Texas ("**Lease 2**"), by and between Carson Ranches Limited Partnership, as Lessor, and Global Mineral Solutions, L.P., as Lessee, covering those certain 3,352.10 acres of land in Val Verde County, Texas, more particularly described on attached Exhibit A-1.

For all purposes of this instrument, Lease 1 and Lease 2 shall sometimes be herein referred to collectively as the "Leases", and the acreage covered by both of the Leases shall sometime be herein referred to collectively as the "Lands".

Whereas, PRE Exploration LLC, (formerly known as Providence Exploration LLC) as present owner and holder of all rights of the Lessee in the Leases, has requested the undersigned party, I. W. Carson LLC, who is the present owner of all executive rights in the Lands, to grant an extension of the primary term of the Leases and to amend the Leases in accordance with the further terms and provisions set forth below.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the undersigned do hereby AGREE that the Leases are amended as follows:

I
Extension of Primary Terms

The primary term of each of the Leases is hereby extended to February 29, 2013 (the "**Extended Primary Term**"). Lessor and Lessee agree to execute, and Lessee agrees to record, the Memorandum of Extension and Amendment of Oil and Gas Leases attached hereto as Exhibit B to evidence such extension and amendment. Lessee agrees not to record the Memorandum of Extension and Amendment of Oil and Gas Leases until payment to Lessor of all of the cash considerations set forth below in Paragraph II.

II
Cash Consideration

As consideration for the execution of this instrument by Lessor, Lessee agrees to pay Lessor the following amounts:

A.   The sum of Five Hundred Thousand and no/100 Dollars ($500,000.00), which shall be due and payable on or before February 29, 2010; and

B.   The sum of Eight Hundred Thirty Four Thousand One Hundred Thirty Dollars ($834,130.00), which shall be due and payable on or before June 20, 2010.

Exhibit 10(i)

III
Obligation Wells

Each of the Leases contains a provision obligating Lessee to drill certain wells during the primary terms of said Leases as more fully set forth in the Leases. Lessor agrees to waive any obligation for Lessee to drill any wells which have not been drilled to date under the express drilling obligation provisions of either of the Leases, and in lieu and exchange for such waiver, Lessee agrees to drill a minimum of two (2) test wells on the Lands covered by either of the Leases prior to the expiration of the Extended Primary Term, each of which must be at least a Strawn test well (the "**Obligation Wells**"). For the purposes of this provision, the term "drill" shall mean that a well has been drilled to a depth sufficient to test the Strawn formation and has either been completed as a producer of oil and/or gas, or has been plugged and abandoned. The drilling of the Obligation Wells shall satisfy any and all of Lessee's expressed and/or implied covenants or duties, if any, to Lessor under either of the Leases with respect to the drilling of wells during the Extended Primary Term.

IV
Letter of Credit

Lessor is presently the holder of an Irrevocable Standby Letter of Credit (the "*Original LOC*") in the principal amount of One Million and no/100 Dollars ($1,000,000.00), issued by Treaty Oak Bank, Austin, Texas (the "*Issuing Bank*"), to secure Lessee's payments under Lease 1. Lessor and Lessee agree that such LOC should be replaced by a new LOC (the "*New LOC*") which will secure the drilling of the wells provided for in Paragraph III above. The form of the New LOC is attached as Exhibit C. Lessor agrees promptly following full execution of this instrument by all parties to deliver to the Issuing Bank the Original LOC in exchange for the delivery by the Issuing Bank to Lessor of the New LOC fully executed by both the Issuing Bank and by the Lessee. This instrument shall become effective upon the delivery of the New LOC to Lessor. Should Lessee be unable for any reason to secure execution of the New LOC by the Issuing Bank and deliver the New LOC to Lessor within twenty (20) business days after the date that this instrument is fully executed by all parties or fail to pay Lessor all of the cash consideration within the time constraints set forth in Paragraph II above, then this instrument shall be null and void and the provisions of each of the Leases and Original LOC shall remain in effect as previously stated.

V
Continuous Development

If at the expiration of the Extended Primary Term, Lessee has drilled both Obligation Wells in compliance with the provisions of Paragraph III, then for purposes of perpetuating each of the Leases beyond the Extended Primary Term, it is agreed that the continuous development provisions of each of the Leases shall be deemed to be one and only one continuous development provision such that drilling operations on a well located on any portion of the Lands covered by either of the Leases, and subsequent drilling operations on a successive well or wells commenced within the time constraints of the continuous development provision on any portion of the Lands covered by the Leases, shall perpetuate both of the Leases to the same extent and as if, for purposes of continuous development and only for such purposes, all of the lands covered by the Leases had been subject to one and only one lease containing a continuous development provision identical to the continuous development provision of Lease 2 (Paragraph 13 (d); and to the extent legally necessary, Lease 1 is hereby amended so that the continuous development provision of Lease 2 is substituted in lieu and in place of the continuous development provision of Lease 1 (Paragraph 4.B.).

Exhibit 10(i)

VI
Ratification and Revivor of Leases

Lessor and Lessee desire, by the execution of this instrument, to the extent it may be necessary or appropriate, to revive the Leases and make the Leases effective in accordance with all of their terms and provisions, as heretofore and herein amended. Lessor and Lessee recognize, acknowledge, and affirm the validity and effectiveness of the Leases, as heretofore and herein amended; and Lessor does hereby lease, let, and demise to Lessee the Lands covered by each of the Leases on the same terms and provisions as set forth in the Leases, as heretofore and herein amended. This ratification and revivor provision shall not become effective until and unless Lessee timely pays Lessor all cash consideration provided for in Paragraph II above.

VII
Seismic Information

All rights and obligations as between Lessee and Lessor regarding seismic information shall continue to be governed on a lease-by-lease basis to the end that the applicable seismic provision of Lease 1 (Paragraph 17) shall govern seismic related to the lands covered by Lease 1 and the applicable seismic provision of Lease 2 (Paragraph 18(d)) shall govern seismic related to the lands covered by Lease 2. Provided, however, that should Lessee not pay Lessor all cash consideration provided for in Paragraph II above within the time constraints set forth above in Paragraph II, then each of the seismic provisions referenced above, insofar as same relate to the time frame within which Lessee is obligated to deliver seismic information to Lessor, shall be amended to provide that Lessee shall be obligated to deliver such seismic information to Lessor on or before July 20, 2010.

VIII
Attorney's Fees

Lessee agrees to pay to Lessor the sum of Ten Thousand and no/100 Dollars ($10,000.00) to reimburse Lessor for its attorney's fees, courier fees and other expenses in connection with the negotiation and consummation of this agreement.

IX
Conflict Provision

Except as amended or modified in this instrument, the Leases and all of their terms and provisions remain as previously stated. Should there be a conflict between the terms of the Leases and the terms of this instrument, the terms of this instrument shall govern and control.

EXECUTED as of the respective acknowledgement dates of the signatory parties hereto; but effective as of February 29, 2010 (the "**Effective Date**"). This instrument shall not be binding upon any party signing below unless all parties to this instrument execute this document or a counterpart of same. This instrument may be executed in one or more counterpart copies, the signature and acknowledgment pages of which may be aggregated to form a single document.

Exhibit 10(i)

LESSOR:

I. W. CARSON, L.L.C.,
a Texas Limited Liability Company

By: /s/ James R. Childress, Jr
    James R. Childress, Jr., Manager

By: /s/ John Martin Beckham
    John Martin Beckham, Manager

By: /s/ Buddy B. Baldridge
    Buddy B. Baldridge, Manager

LESSEE:

PRE EXPLORATION, LLC.,
a Texas Limited Liability Company

By: /s/ Gilbert Burciaga

Name: Gilbert Burciaga

Title: Chief Executive Officer, CFO, Director

8

Exhibit 10(i)

EXHIBIT A

to Memorandum of Extension and Amendment Re Oil and Gas Lease
Leased Premises

The following tracts in Val Verde County, Texas, being 9,989.20 acres, more or less:

Abstract	Survey	Block	Original Grantee	Acres
2014	W. pt. 10	S-10	Monroe Ashworth	1,098.80
2301	W. pt. 14	S-14	M. A. Allen	955.40
2159	NW pt. 12	C-15	R. A. Ashley	126.00
2575	SW pt. 12	C-15	R. A. Ashley	398.30
1483	10	C-15	E. J. Hullum	556.85
1484	11 1/2	C-15	M. J. Main	556.85
2051	30	G	C G & S F	643.60
1519	31	G	G C & S F	643.60
2302	16	S-10	E. C. Hamilton	1,334.80
1518	29	G	GC & SF RR Co.	640.00
2387	14	G	GC & SF RR Co.	640.00
2059	10	G	GC & SF RR Co.	640.00
1509	11	G	GC & SF RR Co.	640.00
1489	9	C-15	B P. Simmons	1,115.00
			TOTAL	9,989.20

Exhibit 10(i)

EXHIBIT A-1

to Memorandum of Extension and Amendment Re Oil and Gas Lease
Leased Premises

The following tracts in Val Verde County, Texas, being 3,352.10 acres, more or less:

Part	Section	Block	Abstract	Survey	Acres
All	9	S-10	2300	S. Bailey	1335.80
All	4	S-10	2303	M. M. Norman	1335.80
W/2	3	S-10	1922	H. Lawson	680.50
				Total Acres	3,352.10

Exhibit 10(ii)

STATE OF TEXAS	§	
	§	KNOW ALL MEN BY THESE PRESENTS:
COUNTY OF VAL VERDE	§	

ASSIGNMENT, BILL OF SALE AND CONVEYANCE

THIS ASSIGNMENT, BILL OF SALE AND CONVEYANCE (this "Conveyance") is from **ELM RIDGE EXPLORATION COMPANY**, **LLC**, whose address is 12225 Greenville Avenue, Suite 950, Dallas, Texas 75243-9362, (hereinafter called ''Assignor'') to **PRE EXPLORATION, LLC.,** whose address is 5300 Bee Caves Road, Building 1, Suite 240, Austin, Texas 78746 (hereinafter called "Assignee").

ARTICLE I

Conveyance of Interests

Assignor, for and in consideration of Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, by these presents does hereby **GRANT, BARGAIN, SELL, CONVEY, ASSIGN, TRANSFER, SET OVER, and DELIVER** unto Assignee, its successors and assigns, effective as of the Effective Time, all of Assignor's right, title and interest in and to the following described properties and rights (collectively referred to as the "Properties"):

(a) The oil, gas and mineral leases and the leasehold estates created thereby, described in **"Exhibit A"** attached hereto (the "Leases") insofar as the Leases cover and relate to the land and depths described or referred to in **"Exhibit A"** (the "Lands"), together with all mineral, royalty, overriding royalty, reversionary, contractual leasehold and other similar rights, estates and interests in the Lands, and together with all the property and rights incident thereto, including all rights in any pooled acreage by virtue of the Lands being a part thereof, and all interests in any wells within the pool or unit associated with the Lands;

(b) All producing, nonproducing, shut-in uncompleted and/or abandoned oil and gas wells, salt water disposal wells, injection wells, and water wells located on the Lands or lands pooled or unitized therewith, and including all personal property, equipment, fixtures, compressors, pipelines, gathering, disposal, transportation, storage, marketing and treating facilities and other improvements located on, related to, appurtenant to or used or useful in connection with the Leases and Lands;

(c) To the extent transferrable by Assignor, all contracts and contractual rights and interests, including, without limitation, all agreements, operating agreements, production sales and purchase contracts, saltwater disposal agreements, surface leases, division and transfer orders, licenses and other contracts or agreements covering or affecting any or all of the interests described or referred to above;

Exhibit 10(ii)

(d) All easements, rights-of-way, surface leases, fee estates, licenses, authorizations, permits, and similar rights and interests applicable to, or used or useful in connection with, any or all of the interests described or referred to above;

(e) All 3D data, geophysical, seismic, geologic and other technical licenses, agreements, data, records, tapes, logs, maps and interpretations thereof owned or possessed by Assignor in connection with the above described interests;

(f) All files, records, documentation and data of Assignor relating to (or evidencing) Assignor's ownership or rights in the Properties or other rights and interests described herein, including, but not limited to, lease files, land files, well files, production sales agreement files, division order files, title opinions and abstracts, governmental filings, production reports, seismic data, production logs, core sample reports and land maps.

TO HAVE AND TO HOLD the Properties unto Assignee, its successors and assigns forever. Assignor hereby binds itself and its successors and assigns to **WARRANT AND DEFEND**, all and singular, title to the Leases insofar as they cover the Lands against every person whomsoever lawfully claiming the same or any part thereof, by, through or under Assignor, but not otherwise. . Assignor also grants and transfers to Assignee and Assignee's successors or assigns, to the extent so transferable, the benefit of and the right to enforce the covenants and warranties, if any, which Assignor may enforce with respect to the Leases and Lands against Assignor's predecessors-in-title to the Leases and Lands.

ARTICLE II

Disclaimer of Warranty

THE EQUIPMENT AND PERSONAL PROPERTY IS ASSIGNED TO ASSIGNEE "AS IS AND WHERE IS" AND WITHOUT WARRANTY OF TITLE, EXPRESS OR IMPLIED. ASSIGNOR FURTHER HEREBY EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE RELATING TO THE CONDITION OF THE EQUIPMENT (INCLUDING, WITHOUT LIMITATION, ANY IMPLIED OR EXPRESS WARRANTY OR MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS); IT BEING THE INTENTION OF ASSIGNOR AND ASSIGNEE THAT THE EQUIPMENT AND PERSONAL PROPERTY IS TRANSFERRED TO AND ACCEPTED BY ASSIGNEE IN ITS PRESENT CONDITION AND STATE OF REPAIR.

Exhibit 10(ii)

ARTICLE III

Miscellaneous

Related Agreements: This Assignment is made and accepted subject to all royalties, overriding royalties, production payments and other burdens on production, to the extent such items are of record in Val Verde County, Texas, in effect as of the date of this Assignment and are such that Assignee is charged with legal notice of them. Nothing in this Assignment shall, however, be deemed to ratify, revive or recognize any right, title or interest which is otherwise ineffective or unenforceable as of the date of this Assignment. This Assignment is further made in accordance with and is further subject to the terms of that certain Agreement for Purchase and Sale dated effective as of February 22, 2006, between Global Mineral Solutions, L.P. and Assignee, and that certain First Amendment to said Agreement dated August 24, 2007, and a Second Amendment to said Agreement (collectively referred to herein as the "Agreement") relating to the Lease.

Further Assurances: Assignor covenants and agrees to execute and deliver to Assignee all such other and additional instruments and other documents and will do all such other acts and things as may be reasonably necessary to more fully transfer, evidence the transfer of, or otherwise assure to Assignee or its successors or assigns all of the respective properties, rights and interests herein and hereby granted, or intended so to be, including, without limitation, executing separate assignments of individual oil, gas and mineral leases or interests therein that are included in the interests and that are necessary to facilitate the recognition of Assignee's ownership of the sale interest in the Properties by all applicable governmental agencies and authorities.

Successors and Assigns: All of the provisions hereof shall inure to the benefit of and be binding upon Assignor and Assignee and their respective successors or assigns. All references herein to either Assignor or Assignee shall be deemed to include their respective successors and assigns.

Counterparts: This Conveyance may be executed in any number of original counterparts and each such counterpart shall be deemed to be an original instrument, but all such counterparts shall constitute but one and the same instrument of conveyance.

IN WITNESS WHEREOF, Assignor and Assignee have caused this Assignment to be executed on the date of their respective acknowledgments set forth below, to be effective, however, as of the 1st day of March, 2010.

ASSIGNOR: **ASSIGNEE:**

Elm Ridge Exploration Company, LLC   **PRE Exploration, LLC**

By: /s/ James M. Clark   By: /s/Gilbert Burciaga

Exhibit 10(ii)

EXHIBIT A

Oil and Gas Lease dated March 24, 2005, a memorandum of which is recorded in Volume 960, Page 696, Official Public Records of Val Verde County, Texas, as amended by Agreement RE Oil and Gas Lease dated effective as of December 12, 2008, a memorandum of which is recorded in Volume 960, Page 696, Official Public Records of Val Verde County, Texas ("**Lease 1**"), by and between Carson Ranches Limited Partnership, as Lessor, and Global Mineral Solutions, L.P., as Lessee, covering those certain 9,989.20 acres of land in Val Verde County, Texas, more or less, and being more particularly described therein.

Oil and Gas Lease dated effective as of August 29, 2008, and Supplemental Agreement of even date, a memorandum of which is recorded in Volume ___, Page ___, Official Public Records of Val Verde County, Texas, as amended by Amendment of Oil and Gas Lease dated effective as of October 31, 2008, recorded in Volume ___, Page ___, Official Public Records of Val Verde County, Texas ("**Lease 2**"), by and between Carson Ranches Limited Partnership, as Lessor, and Global Mineral Solutions, L.P., as Lessee, covering those certain 3,352.10 acres of land in Val Verde County, Texas, more or less, and being more particularly described therein.